Government Properties Income Trust

Exhibit 99.2

7850 Southwest 6th Court, Plantation, FL
Square Feet: 135,819
Tenant: Internal Revenue Service

Fourth Quarter 2015
Supplemental Operating and Financial Data

All amounts in this report are unaudited.



TABLE OF CONTENTS



TABLE OF CONTENTS

WARNING CONCERNING FORWARD LOOKING STATEMENTS



THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES, NOT EXERCISE EARLY TERMINATION OPTIONS PURSUANT TO THEIR LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS OR GOVERNMENT BUDGET CONSTRAINTS,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY FROM OUR OWNERSHIP INTEREST IN SELECT INCOME REIT, OR SIR,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY,
- OUR EXPECTATION THAT THERE WILL BE OPPORTUNITIES FOR US TO ACQUIRE, AND THAT WE WILL ACQUIRE, ADDITIONAL PROPERTIES THAT ARE MAJORITY LEASED TO GOVERNMENT TENANTS,
- OUR EXPECTATIONS REGARDING DEMAND FOR LEASED SPACE BY THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR ABILITY TO APPROPRIATELY BALANCE OUR DEBT AND EQUITY CAPITAL,
- OUR CREDIT RATINGS,
- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF THE RMR GROUP INC., OR RMR INC.,
- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF AFFILIATES INSURANCE COMPANY, OR AIC, AND FROM OUR PARTICIPATION IN INSURANCE PROGRAMS ARRANGED BY AIC,
- THE CREDIT QUALITIES OF OUR TENANTS,
- OUR QUALIFICATION FOR TAXATION AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES AND CONDITIONS IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY WITH RESPECT TO THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED AND WITH RESPECT TO GOVERNMENT TENANCIES,
- THE IMPACT OF CHANGES IN THE REAL ESTATE NEEDS AND FINANCIAL CONDITIONS OF THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, THE RMR GROUP LLC, OR RMR LLC, RMR INC., SIR, AIC AND THEIR RELATED PERSONS AND ENTITIES,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- OUR ABILITY TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR INDEBTEDNESS AND TO MAKE FUTURE DISTRIBUTIONS TO OUR SHAREHOLDERS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES AND OUR RECEIPT OF DISTRIBUTIONS FROM SIR.
- WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,



- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE DISTRIBUTIONS TO OUR SHAREHOLDERS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- SOME GOVERNMENT TENANTS MAY EXERCISE THEIR RIGHTS TO VACATE THEIR SPACE BEFORE THE STATED EXPIRATION OF THEIR LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,

- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,

- WE ARE MARKETING FOR SALE TWO OFFICE PROPERTIES WITH AN AGGREGATE NET BOOK VALUE OF $15.4 MILLION. WE MAY ELECT NOT TO SELL THESE PROPERTIES AND THERE CAN BE NO ASSURANCE THAT WE WILL COMPLETE A SALE OF EITHER OF THESE PROPERTIES OR THAT ANY SUCH SALE WOULD REALIZE NET PROCEEDS IN AN AMOUNT AT LEAST EQUAL TO OUR NET BOOK VALUES OF THESE PROPERTIES,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND OTHER CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,

- ACTUAL COSTS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY AND OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR UNSECURED REVOLVING CREDIT FACILITY AND TERM LOANS MAY BE INCREASED TO UP TO $2.5 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR UNSECURED REVOLVING CREDIT FACILITY AND TERM LOANS IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR UNSECURED REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING CERTAIN OTHER CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,

- WE EXPECT TO REPAY AN $83.0 MILLION MORTGAGE NOTE SCHEDULED TO MATURE IN APRIL 2016 USING CASH ON HAND AND BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY IN MARCH 2016. IF UNFORESEEN CIRCUMSTANCES OCCUR, THE EXPECTED PAYMENT OF THIS MORTGAGE NOTE MAY BE DELAYED OR MAY NOT OCCUR,

- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING RMR LLC, RMR INC., SIR, AIC AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE,

- THE MARGINS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR UNSECURED REVOLVING CREDIT FACILITY AND TERM LOANS AND THE FACILITY FEE PAYABLE ON OUR UNSECURED REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO INCREASE,

- SIR MAY REDUCE THE AMOUNT OF ITS DISTRIBUTIONS TO ITS SHAREHOLDERS, INCLUDING US,

- WE MAY BE UNABLE TO SELL OUR SIR COMMON SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES AND ANY SUCH SALE MAY BE AT A DISCOUNT TO MARKET PRICE BECAUSE OF THE LARGE SIZE OF OUR SIR HOLDINGS OR OTHERWISE; WE MAY REALIZE A LOSS ON OUR INVESTMENT IN OUR SIR SHARES,

- THE VALUE OF RMR COMMON STOCK MAY BE DIFFERENT FROM THE PRICE WE PAID FOR RMR COMMON STOCK. THE MARKET VALUE OF RMR COMMON STOCK DEPENDS UPON VARIOUS FACTORS, INCLUDING SOME THAT ARE BEYOND OUR CONTROL, SUCH AS MARKET CONDITIONS. THERE CAN BE NO ASSURANCE PROVIDED REGARDING THE PRICE AT WHICH RMR COMMON STOCK WILL TRADE; WE MAY REALIZE A LOSS ON OUR INVESTMENT IN OUR RMR COMMON STOCK, AND

- THE BUSINESS MANAGEMENT AND PROPERTY MANAGEMENT AGREEMENTS BETWEEN US AND RMR LLC HAVE BEEN AMENDED AND EXTENDED FOR CONTINUING 20 YEAR TERMS. THE AMENDED MANAGEMENT AGREEMENTS INCLUDE TERMS WHICH PERMIT EARLY TERMINATION AND EXTENSIONS IN CERTAIN CIRCUMSTANCES. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THESE AGREEMENTS WILL REMAIN IN EFFECT FOR 20 YEARS OR FOR SHORTER OR LONGER TERMS.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGES IN GOVERNMENT TENANTS' NEEDS FOR LEASED SPACE, ACTS OF TERRORISM, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION





2115 East Jefferson Street, Rockville, MD
Square Feet: 128,645
Primary Tenant: National Institutes of Health



COMPANY PROFILE

COMPANY PROFILE

The Company:

Government Properties Income Trust, or GOV, we or us, is a real estate investment trust, or REIT, which primarily owns properties located throughout the United States that are majority leased to government tenants. The majority of our properties are office buildings. As of December 31, 2015, we also own 24.9 million common shares, or approximately 27.9%, of the outstanding common shares of Select Income REIT (NYSE: SIR), or SIR, a publicly traded REIT that primarily owns single tenant properties throughout the United States and leased lands in Hawaii. We have been investment grade rated since 2010, and we are included in the S&P Small Cap 600 Index, the Russell 2000® stock index and the MSCI US REIT index.

Management:

GOV is managed by the operating subsidiary of The RMR Group Inc. (NASDAQ: RMR). RMR is an alternative asset management company that was founded in 1986 to invest in real estate and manage real estate related businesses. RMR's business primarily consists of providing management services to four publicly traded real estate investment trusts, or REITs, and three real estate operating companies. As of December 31, 2015, RMR had $20.9 billion of assets under management, including more than 1,300 properties. In addition to managing GOV, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and SIR. RMR provides management services to Five Star Quality Care, Inc., a publicly traded senior living and healthcare services company which is a tenant of SNH and manages certain of SNH's senior living communities, to TravelCenters of America LLC, a publicly traded operator of travel centers and convenience stores and which is a tenant of HPT, and to Sonesta International Hotels Corporation, which is one of HPT's hotel managers. Another subsidiary of RMR, RMR Advisors LLC, is an SEC registered investment advisor that is the investment manager of a publicly traded mutual fund which principally invests in securities of unaffiliated real estate companies. We believe that being managed by RMR is a competitive advantage for GOV because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to GOV at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 219-1441

Stock Exchange Listing:
New York Stock Exchange

Trading Symbol:
Common Shares – GOV

Issuer Ratings:
Moody's – Baa3
Standard & Poor's – BBB-

Portfolio Data (as of 12/31/2015)[1]:
Total properties   71 (91 buildings)
Total sq. ft. (000s) 10,701
Percent leased   94.5%

[1] Excludes one property (one building) classified as discontinued operations as of December 31, 2015.

INVESTOR INFORMATION



Board of Trustees

Barbara D. Gilmore
Independent Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 796-8267
(e-mail) info@govreit.com
(website) www.govreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 219-1440
or mkleifges@rmrgroup.com.

Investor and media inquiries should be directed to
Olivia Snyder, Investor Relations Analyst, at (617) 796-8346 or
osnyder@rmrgroup.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America Merrill Lynch Research
James Feldman
James.Feldman@baml.com
(646) 855-5808

JMP Securities
Mitch Germain
Mgermain@jmpsecurities.com
(212) 906-3546

RBC Capital Markets
Mike Carroll
Michael.Carroll@rbccm.com
(440) 715-2649

Jefferies & Company, Inc.
Jonathan Petersen
jpetersen@jefferies.com
(212) 284-1705

Morgan Stanley
Sumit Sharma
Sumit.Sharma@morganstanley.com
(212) 761-7567

Wells Fargo Securities
Brendan Maiorana
Brendan.Maiorana@wellsfargo.com
(443) 263-6516

Rating Agencies

Moody's Investors Service
Lori Marks
Lori.marks@moodys.com
(212) 553-1653

Standard & Poor's
Michael Souers
michael.souers@standardandpoors.com
(212) 438-2508

GOV is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding GOV's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of GOV or its management. GOV does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

Government Properties Income Trust
Supplemental Operating and Financial Data, December 31, 2015

8



12795 West Alameda Parkway, Lakewood, CO
Square Feet: 166,745
Tenant: National Park Services

FINANCIAL INFORMATION

KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)



	As of and for the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Shares Outstanding:					
Common shares outstanding (at end of period)	71,126	71,126	71,084	70,360	70,349
Weighted average common shares outstanding - basic	71,030	71,004	70,485	70,266	70,254
Weighted average common shares outstanding - diluted [1]	71,030	71,021	70,485	70,266	70,343
Common Share Data:					
Price at end of period	$ 15.87	$ 16.00	$ 18.55	$ 22.85	$ 23.01
High during period	$ 17.97	$ 19.34	$ 23.15	$ 23.80	$ 23.64
Low during period	$ 15.35	$ 15.10	$ 18.40	$ 22.11	$ 21.71
Annualized dividends paid per share during period [2]	$ 1.72	$ 1.72	$ 1.72	$ 1.72	$ 1.72
Annualized dividend yield (at end of period)	10.8%	10.8%	9.3%	7.5%	7.5%
Annualized Normalized FFO [3] multiple (at end of period)	6.5x	6.8x	7.7x	9.8x	9.9x
Annualized property net operating income (NOI) [4] and cash dividends received					
from RMR and SIR common shares [5] / total market capitalization	8.8%	8.0%	7.6%	7.6%	7.5%
Market Capitalization:					
Total debt (book value)	$ 1,151,624	$ 1,149,411	$ 1,142,103	$ 1,139,104	$ 1,085,117
Plus: market value of common shares (at end of period)	1,128,770	1,138,016	1,318,608	1,607,726	1,618,730
Total market capitalization	$ 2,280,394	$ 2,287,427	$ 2,460,711	$ 2,746,830	$ 2,703,847
Total debt / total market capitalization	50.5%	50.2%	46.4%	41.5%	40.1%
Book Capitalization:					
Total debt	$ 1,151,624	$ 1,149,411	$ 1,142,103	$ 1,139,104	$ 1,085,117
Plus: total shareholders' equity	956,651	1,013,444	1,027,243	1,234,202	1,297,449
Total book capitalization	$ 2,108,275	$ 2,162,855	$ 2,169,346	$ 2,373,306	$ 2,382,566
Total debt / total book capitalization	54.6%	53.1%	52.6%	48.0%	45.5%

(1)   Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan, if the effect is dilutive.
(2)   Excludes a $0.13 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015.
(3)   See Exhibit D for the calculation of FFO and Normalized FFO and a reconciliation of net income (loss) determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts.
(4)   See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income (loss) determined in accordance with GAAP.
(5)   Excludes a $5,244 non-cash distribution of RMR common stock we received from SIR.

KEY FINANCIAL DATA

(dollar amounts in thousands, except per share data)



		As of and for the Three Months Ended			
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Selected Balance Sheet Data:					
Total assets	$ 2,174,536	$ 2,227,038	$ 2,237,575	$ 2,414,927	$ 2,427,615
Total liabilities	$ 1,217,885	$ 1,213,594	$ 1,210,332	$ 1,180,725	$ 1,130,166
Gross book value of real estate assets [1] and market value of SIR common shares [2]	$ 2,428,032	$ 2,398,717	$ 2,432,229	$ 2,542,303	$ 2,472,256
Total debt / gross book value of real estate assets [1] and market value of SIR common shares [2]	47.4%	47.9%	47.0%	44.8%	43.9%
Selected Income Statement Data:					
Rental income	$ 61,685	$ 62,092	$ 62,113	$ 62,659	$ 64,625
NOI [3]	$ 36,704	$ 36,882	$ 38,248	$ 38,468	$ 40,548
NOI margin [4]	59.5%	59.4%	61.6%	61.4%	62.7%
Adjusted EBITDA [5]	$ 46,539	$ 45,821	$ 43,432	$ 48,379	$ 46,969
Net income (loss) [6]	$ (2,339)	$ 16,911	$ (191,163)	$ (33,370)	$ 14,114
Normalized FFO [7]	$ 43,619	$ 41,903	$ 42,403	$ 40,789	$ 40,707
Common distributions paid [8]	$ 30,584	$ 30,568	$ 30,256	$ 30,252	$ 30,246
Per Share Data:					
Net income (loss) (basic and diluted) [6]	$ (0.03)	$ 0.24	$ (2.71)	$ (0.47)	$ 0.20
Normalized FFO (basic and diluted) [7]	$ 0.61	$ 0.59	$ 0.60	$ 0.58	$ 0.58
Common distributions paid [8]	$ 0.43	$ 0.43	$ 0.43	$ 0.43	$ 0.43
Normalized FFO payout ratio [7][8]	70.5%	72.9%	71.7%	74.1%	74.1%
Coverage Ratios:					
Adjusted EBITDA [5] / interest expense	5.1x	5.0x	4.6x	5.2x	4.9x
Total debt / Annualized Adjusted EBITDA [5]	6.2x	6.3x	6.6x	5.9x	5.8x

(1) Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, before purchase price allocations and less impairment writedowns, if any, and excludes properties classified as discontinued operations.

(2) As of December 31, 2015, we owned 24,918,421 common shares of SIR. The closing price of SIR's common shares on December 31, 2015 was $19.82 per share.

(3) See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income (loss) determined in accordance with GAAP.

(4) NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income (loss) determined in accordance with GAAP.

(5) See Exhibit C for the calculation of Adjusted EBITDA and a reconciliation of net income (loss) determined in accordance with GAAP to that amount. Adjustments were made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

(6) Net loss for the three months ended December 31, 2015 includes a $12,368, or $0.17 per basic and diluted share, loss on the distribution of RMR common stock to our shareholders. Net loss for the three months ended June 30, 2015 includes a $203,297, or $2.88 per basic and diluted share, loss on impairment of our investment in SIR. Net loss for the three months ended March 31, 2015 includes a loss on issuance of shares by SIR of $40,655, or $0.58 per basic and diluted share, related to SIR's issuance of 28.4 million common shares in connection with its acquisition of Cole Corporate Income Trust, Inc. in January 2015.

(7) See Exhibit D for the calculation of FFO and Normalized FFO and a reconciliation of those amounts to net income (loss) determined in accordance with GAAP.

(8) Excludes a $0.13 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015.

CONSOLIDATED BALANCE SHEETS



(dollar amounts in thousands, except share data)

| | As of December 31, | |
	2015	2014
ASSETS		
Real estate properties:		
Land	$ 253,058	$ 254,008
Buildings and improvements	1,443,074	1,428,472
Total real estate properties, gross	1,696,132	1,682,480
Accumulated depreciation	(255,879)	(219,791)
Total real estate properties, net	1,440,253	1,462,689
Equity investment in Select Income REIT	491,369	680,137
Assets of discontinued operations	12,468	13,165
Assets of property held for sale	3,098	32,797
Acquired real estate leases, net	118,267	150,080
Cash and cash equivalents	8,785	13,791
Restricted cash	1,022	2,280
Rents receivable, net	45,269	36,239
Deferred leasing costs, net	14,299	11,450
Deferred financing costs, net	9,875	12,782
Other assets, net	29,831	12,205
Total assets	$ 2,174,536	$ 2,427,615
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 117,000	$ -
Unsecured term loans	550,000	550,000
Senior unsecured notes, net of discount	347,981	347,423
Mortgage notes payable, including premiums	136,643	187,694
Liabilities of discontinued operations	54	150
Liabilities of property held for sale	43	343
Accounts payable and other liabilities	50,543	26,471
Due to related persons	2,886	2,161
Assumed real estate lease obligations, net	12,735	15,924
Total liabilities	1,217,885	1,130,166
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 100,000,000 shares authorized,		
71,126,308 and 70,349,227 shares issued and outstanding, respectively	711	703
Additional paid in capital	1,472,482	1,457,631
Cumulative net income	38,486	248,447
Cumulative other comprehensive income (loss)	(14,867)	37
Cumulative common distributions	(540,161)	(409,369)
Total shareholders' equity	956,651	1,297,449
Total liabilities and shareholders' equity	$ 2,174,536	$ 2,427,615

CONSOLIDATED STATEMENTS OF INCOME



(dollars and share amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Rental income [1]	$ 61,685	$ 64,625	$ 248,549	$ 251,031
Expenses:				
Real estate taxes	7,087	7,384	29,906	28,389
Utility expenses	4,128	4,297	17,916	19,369
Other operating expenses	13,766	12,396	50,425	45,982
Depreciation and amortization	17,021	17,339	68,696	66,593
Loss on impairment of real estate	-	400	-	2,016
Acquisition related costs	352	54	811	1,344
General and administrative	3,395	4,272	14,826	15,809
Total expenses	45,749	46,142	182,580	179,502
Operating income	15,936	18,483	65,969	71,529
Dividend income	811	-	811	-
Interest income	-	1	14	69
Interest expense (including net amortization of debt premiums and discounts and deferred financing fees of $355, $384, $1,376 and $1,310, respectively)	(9,114)	(9,518)	(37,008)	(28,048)
Gain (loss) on early extinguishment of debt	-	(766)	34	(1,307)
Loss on distribution to common shareholders of RMR common stock	(12,368)	-	(12,368)	-
Loss on issuance of shares by Select Income REIT	-	(14)	(42,145)	(53)
Loss on impairment of Select Income REIT investment	-	-	(203,297)	-
Income (loss) from continuing operations before income taxes and equity in earnings of investees	(4,735)	8,186	(227,990)	42,190
Income tax benefit (expense)	(37)	13	(86)	(117)
Equity in earnings of investees	2,568	6,032	18,640	10,963
Income (loss) from continuing operations	(2,204)	14,231	(209,436)	53,036
Income (loss) from discontinued operations	(135)	(117)	(525)	3,498
Net income (loss)	$ (2,339)	$ 14,114	$ (209,961)	$ 56,534
Weighted average common shares outstanding (basic)	71,030	70,254	70,700	61,313
Weighted average common shares outstanding (diluted)	71,030	70,343	70,700	61,399
Per common share amounts:				
Income (loss) from continuing operations per common share (basic)	$ (0.03)	$ 0.20	$ (2.96)	$ 0.87
Income (loss) from continuing operations per common share (diluted)	$ (0.03)	$ 0.20	$ (2.96)	$ 0.86
Income (loss) from discontinued operations per common share (basic and diluted)	$ -	$ -	$ (0.01)	$ 0.06
Net income (loss) per common share (basic and diluted)	$ (0.03)	$ 0.20	$ (2.97)	$ 0.92
Additional Data:				
General and administrative expenses / rental income	5.50%	6.61%	5.97%	6.30%
General and administrative expenses / total assets (at end of period)	0.16%	0.18%	0.68%	0.65%
Non-cash straight line rent adjustments [1]	$ 1,159	$ 1,123	$ 3,978	$ 4,501
Lease value amortization included in rental income [1]	$ (293)	$ (238)	$ (1,155)	$ (868)
Non-cash amortization included in other operating expenses [2]	$ 121	$ -	$ 246	$ -
Non-cash amortization included in general and administrative expenses [2]	$ 151	$ -	$ 372	$ -
Lease termination fees included in rental income	$ 4	$ -	$ 27	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

(2) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035, over the then 20 year life of our business and property management agreements with the operating subsidiary of RMR as an allocated reduction to business management fees and property management fees, which are included in general and administrative and other operating expenses, respectively.



CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollar amounts in thousands)

	For the Years Ended 12/31/2015	For the Years Ended 12/31/2014
Cash flows from operating activities:		
Net income (loss)	$ (209,961)	$ 56,534
Adjustments to reconcile net income (loss) to cash provided by operating activities:		
Depreciation	38,987	37,671
Net amortization of debt premiums and discounts and deferred financing fees	1,376	1,310
(Gain) loss on early extinguishment of debt	(34)	1,307
Straight line rental income	(3,978)	(4,495)
Amortization of acquired real estate leases	28,624	27,713
Amortization of deferred leasing costs	2,349	2,145
Other non-cash expenses, net	817	2,181
Loss on impairment of real estate	-	2,016
Increase in carrying value of asset held for sale	-	(2,344)
Net gain on sale of properties	-	(774)
Equity in earnings of investees	(18,640)	(10,963)
Loss on issuance of shares by Select Income REIT	42,145	53
Loss on distribution to common shareholders of RMR common stock	12,368	-
Loss on impairment of Select Income REIT investment	203,297	-
Distributions of earnings from Select Income REIT	21,882	17,046
Change in assets and liabilities:		
Restricted cash	1,258	(591)
Deferred leasing costs	(4,741)	(3,326)
Rents receivable	(2,729)	(337)
Other assets	515	(419)
Accounts payable and accrued expenses	1,097	6,400
Due to related persons	725	(402)
Net cash provided by operating activities	115,357	130,725
Cash flows from investing activities:		
Real estate acquisitions and deposits	-	(56,350)
Real estate improvements	(19,163)	(21,635)
Investment in Select Income REIT	(95,821)	(689,969)
Investment in RMR	(7,226)	-
Investment in Affiliates Insurance Company	-	(825)
Distributions in excess of earnings from Select Income REIT	25,148	3,594
Proceeds from sale of properties, net	30,460	16,426
Net cash used in investing activities	(66,602)	(748,759)
Cash flows from financing activities:		
Repayment of mortgage notes payable	(48,908)	(2,221)
Proceeds from issuance of common shares, net	-	349,787
Proceeds from issuance of senior notes, net of discount	-	347,217
Proceeds from unsecured term loans	-	1,050,000
Repayment of unsecured term loans	-	(850,000)
Borrowings on unsecured revolving credit facility	195,000	344,500
Repayments on unsecured revolving credit facility	(78,000)	(501,500)
Financing fees	(21)	(12,765)
Repurchase of common shares	(172)	-
Distributions to common shareholders	(121,660)	(100,856)
Net cash (used in) provided by financing activities	(53,761)	624,162
Increase (decrease) in cash and cash equivalents	(5,006)	6,128
Cash and cash equivalents at beginning of period	13,791	7,663
Cash and cash equivalents at end of period	$ 8,785	$ 13,791
Supplemental cash flow information:		
Interest paid	$ 35,500	$ 21,334
Income taxes paid	$ 143	$ 126
Non-cash investing activities:		
Investment in RMR paid in common stock	$ 13,545	$ -
Real estate acquisition funded by the assumption of mortgage debt	$ -	$ (97,524)
Distribution of RMR common stock received from Select Income REIT	$ 5,244	$ -
Non-cash financing activities:		
Assumption of mortgage debt	$ -	$ 97,524
Distribution to common shareholders of RMR common stock	$ (9,132)	$ -

DEBT SUMMARY



As of December 31, 2015
(dollars in thousands)

	Coupon Rate	Interest Rate [1]	Principal Balance [1]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
$750,000 unsecured revolving credit facility [2] [5]	1.64%	1.64%	$ 117,000	1/31/2019	$ 117,000	3.1
$300,000 unsecured term loan [3] [5]	1.82%	1.82%	300,000	3/31/2020	300,000	4.3
$250,000 unsecured term loan [4] [5]	2.22%	2.22%	250,000	3/31/2022	250,000	6.3
Total / weighted average	1.94%	1.94%	$ 667,000		$ 667,000	4.8
Unsecured Fixed Rate Debt:						
Senior unsecured notes due 2019	3.75%	3.93%	$ 347,981	8/15/2019	$ 350,000	3.6
Secured Fixed Rate Debt:						
Mortgage debt - Two buildings in Reston, VA [6]	5.55%	3.50%	$ 83,441	4/1/2016	$ 83,000	0.3
Mortgage debt - One building in Landover, MD [7]	6.21%	6.21%	23,499	8/1/2016	23,296	0.6
Mortgage debt - One building in Fairfax, VA	5.88%	5.88%	14,160	8/11/2021	12,702	5.6
Mortgage debt - One building in Tampa, FL	7.00%	5.15%	9,199	3/1/2019	7,890	3.2
Mortgage debt - One building in Lakewood, CO	8.15%	6.15%	6,344	3/1/2021	-	5.2
Total / weighted average	5.92%	4.45%	$ 136,643		$ 126,888	1.3
Total / weighted average	2.96%	2.84%	$ 1,151,624		$ 1,143,888	4.0

(1) Includes the effect of unamortized fair value premiums related to certain assumed mortgage debt and unamortized original issue discount on senior unsecured notes.

(2) We are required to pay interest on borrowings under our $750,000 unsecured revolving credit facility at a rate of LIBOR plus a premium of 125 basis points. We also pay a facility fee of 25 basis points per annum on the total amount of lending commitments. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The coupon rate and interest rate listed above are as of December 31, 2015. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to January 31, 2020.

(3) We are required to pay interest on the amounts outstanding under our $300,000 term loan at a rate of LIBOR plus a premium of 140 basis points, subject to adjustment based on changes to our credit ratings. The coupon rate and interest rate listed above are as of December 31, 2015. Our $300,000 term loan is prepayable without penalty at any time.

(4) We are required to pay interest on the amounts outstanding under our $250,000 term loan at a rate of LIBOR plus a premium of 180 basis points, subject to adjustment based on changes to our credit ratings. The coupon rate and interest rate listed above are as of December 31, 2015. Our $250,000 term loan is prepayable at any time, subject to a prepayment premium on the amount outstanding of 1% on or prior to November 21, 2016 and none thereafter.

(5) The maximum aggregate borrowing availability under the credit agreement governing our unsecured revolving credit facility and term loans may be increased to up to $2,500,000 on a combined basis in certain circumstances.

(6) We gave notice in January 2016 to repay this mortgage, at par, in March 2016.

(7) This mortgage was repaid, at par, in February 2016.



DEBT MATURITY SCHEDULE

As of December 31, 2015
(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt [4]	Secured Fixed Rate Debt [4]	Total [5]
2016	-	-	107,933 [5] [6]	107,933
2017	-	-	1,549	1,549
2018	-	-	1,671	1,671
2019	117,000 [1]	350,000	9,440	476,440
2020	300,000 [2]	-	1,619	301,619
2021	-	-	13,229	13,229
2022	250,000 [3]	-	-	250,000
Total	$ 667,000	$ 350,000	$ 135,441	$ 1,152,441
Percent of total debt	57.8%	30.4%	11.8%	100.0%

(1) Represents amounts outstanding under our $750,000 unsecured revolving credit facility at December 31, 2015. Subject to meeting certain conditions and payment of a fee, we may extend the current maturity date of our unsecured revolving credit facility by one year to January 31, 2020.
(2) Represents the outstanding balance of our $300,000 unsecured term loan at December 31, 2015. We may prepay this term loan without penalty at any time.
(3) Represents the outstanding balance of our $250,000 unsecured term loan at December 31, 2015. We may prepay this term loan at any time, subject to a prepayment premium on the amount outstanding of 1% if prepaid on or prior to November 21, 2016, and none thereafter.
(4) Principal balances are the amounts actually payable pursuant to the applicable agreements. Our carrying values may differ from these amounts because of the effect of unamortized premiums and discounts related to these debts.
(5) We gave notice in January 2016 to repay one mortgage for $83,000 at 5.55%, at par, in March 2016.
(6) One mortgage for $23,473 at 6.21% was repaid, at par, in February 2016.
(7) Our total debt as of December 31, 2015, including unamortized premiums and discounts, was $1,151,624.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and for the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Leverage Ratios:					
Total debt / total market capitalization [1]	50.5%	50.2%	46.4%	41.5%	40.1%
Total debt / total book capitalization [1]	54.6%	53.1%	52.6%	48.0%	45.5%
Total debt / total assets [1]	53.0%	51.6%	51.0%	47.2%	44.7%
Total debt [1] / gross book value of real estate assets [2] and market value of SIR common shares [3]	47.4%	47.9%	47.0%	44.8%	43.9%
Secured debt [1] / total assets	6.3%	6.2%	8.3%	7.7%	7.7%
Coverage Ratios:					
Adjusted EBITDA [4] / interest expense	5.1x	5.0x	4.6x	5.2x	4.9x
Total debt [1] / Annualized Adjusted EBITDA [4]	6.2x	6.3x	6.6x	5.9x	5.8x
Public Debt Covenants:					
Total debt / adjusted total assets - allowable maximum 60.0%	46.4%	46.7%	45.8%	44.1%	43.0%
Secured debt / adjusted total assets - allowable maximum 40.0%	5.5%	5.5%	7.3%	7.1%	7.3%
Consolidated income available for debt service / debt service - required minimum 1.50x	5.6x	5.4x	5.0x	5.0x	4.9x
Total unencumbered assets to unsecured debt - required minimum 150.0%	222.6%	220.9%	244.3%	249.9%	249.1%

(1) Debt includes the effect of unamortized premiums and discounts.
(2) Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, before purchase price allocations and less impairment writedowns, if any, and excludes properties classified as discontinued operations.
(3) As of December 31, 2015, we owned 24,918,421 common shares of SIR. The closing price of SIR's common shares on December 31, 2015 was $19.82 per share.
(4) See Exhibit C for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income (loss) determined in accordance with GAAP to those amounts. Adjustments have been made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

SUMMARY OF CAPITAL EXPENDITURES[1]



(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Tenant improvements [2]	$ 2,763	$ 2,213	$ 1,506	$ 1,320	$ 4,652
Leasing costs [3]	2,290	439	1,786	651	538
Building improvements [4]	5,256	2,210	1,193	748	1,944
Recurring capital expenditures	10,309	4,862	4,485	2,719	7,134
Development, redevelopment and other activities [5]	1,247	946	221	-	970
Total capital expenditures	$ 11,556	$ 5,808	$ 4,706	$ 2,719	$ 8,103
Average sq. ft. during period [6]	10,701	10,700	10,699	10,868	11,037
Building improvements per average sq. ft. during period	$ 0.49	$ 0.21	$ 0.11	$ 0.07	$ 0.18

(1) Amounts exclude properties classified as discontinued operations.
(2) Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.
(3) Leasing costs include leasing related costs, such as brokerage commissions and tenant inducements.
(4) Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.
(5) Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property, and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.
(6) Subject to modest changes when space is re-measured or re-configured for tenants.

PROPERTY ACQUISITION AND DISPOSITION INFORMATION SINCE 1/1/2015

(dollars and sq. ft. in thousands, except per sq. ft. data)



Acquisitions:

Date Acquired	City and State	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant
1/29/2016	Sacramento, CA	1	1	339	$ 79,765	$ 235	7.1%	7.0	86.0%	State of California
	Total / Weighted Average	1	1	339	$ 79,765	$ 235	7.1%	7.0	86.0%	

[1] Represents the gross contract purchase price, including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, including the principal amount of assumed debt, if any, and excluding acquisition related costs.

[3] Average remaining lease term in years weighted based on rental income as of the date of acquisition.

[4] Percent leased as of the date of acquisition.

Dispositions:

Date Sold	City and State	Number of Properties	Number of Buildings	Sq. Ft.	Sale Price [1]
2/18/2015	Riverdale, MD	1	1	338	$ 30,600
		1	1	338	$ 30,600

[1] Represents the gross contract sale price and excludes closing costs.



15451 North 28th Avenue, Phoenix, AZ
Square Feet: 66,743
Tenant: State of Arizona

PORTFOLIO INFORMATION

PORTFOLIO SUMMARY[1]

As of December 31, 2015



	Number of Properties	Number of Buildings	Sq. Ft.[2]	% Sq. Ft.	% Leased	% of Total Sq. Ft. Leased	% Rental Income Three Months Ended 12/31/2015	% NOI Three Months Ended 12/31/2015 [3]	% Cash Basis NOI Three Months Ended 12/31/2015 [3]
Properties majority leased to the U.S. Government [4]	47	61	7,342,535	68.6%	95.6%	69.4%	68.3%	70.9%	70.1%
Properties majority leased to state governments	18	24	2,597,708	24.3%	95.5%	24.5%	24.9%	23.2%	23.6%
Property majority leased to the United Nations	1	1	187,060	1.7%	100.0%	1.8%	4.3%	5.0%	5.5%
Property majority leased to a municipal tenant	1	1	190,044	1.8%	81.7%	1.6%	0.6%	0.2%	0.2%
Properties majority leased to non-government tenants	2	2	319,344	3.0%	85.4%	2.7%	1.9%	1.0%	0.9%
Other properties (currently vacant)	2	2	64,273	0.6%	0.0%	0.0%	0.0%	(0.3%)	(0.3%)
Total / Average	71	91	10,700,964	100.0%	94.5%	100.0%	100.0%	100.0%	100.0%

(1) Excludes one property (one building) classified as discontinued operations.
(2) Subject to modest changes when space is re-measured or re-configured for tenants.
(3) See Exhibit A for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income (loss) determined in accordance with GAAP.
(4) One property contains five buildings, two of which were vacant as of December 31, 2015.



SUMMARY CONSOLIDATED AND SAME PROPERTY RESULTS - QUARTER

(dollars and sq. ft. in thousands)

	Summary Consolidated Results [1] For the Three Months Ended		Summary Same Property Results [2] For the Three Months Ended	
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Properties (end of period)	71	72	71	71
Total sq. ft. [3]	10,701	11,037	10,701	10,699
Percent leased [4]	94.5%	94.9%	94.5%	94.7%
Rental income [5]	$ 61,685	$ 64,625	$ 61,685	$ 62,197
NOI [6]	$ 36,704	$ 40,548	$ 36,704	$ 38,960
Cash Basis NOI [6]	$ 35,717	$ 39,663	$ 35,717	$ 38,075
NOI % margin [7]	59.5%	62.7%	59.5%	62.6%
Cash Basis NOI % margin [7]	58.7%	62.2%	58.7%	62.1%
NOI % change	(9.5%)	-	(5.8%)	-
Cash Basis NOI % change	(9.9%)	-	(6.2%)	-

(1) Based on properties we owned as of December 31, 2015, excluding properties classified as discontinued operations.
(2) Based on properties we owned as of December 31, 2015 and which we owned continuously since October 1, 2014, excluding properties classified as discontinued operations.
(3) Subject to modest changes when space is re-measured or re-configured for tenants.
(4) Percent leased includes (i) space being fitted out for occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date.
(5) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.
(6) See Exhibit A for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income (loss) determined in accordance with GAAP and see Exhibit B for a calculation and reconciliation of same property NOI and same property Cash Basis NOI.
(7) NOI margin is defined as NOI as a percentage of rental income. Cash Basis NOI margin is defined as Cash Basis NOI as a percentage of cash basis rental income. Cash basis rental income excludes non-cash straight line rent adjustments as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

SUMMARY CONSOLIDATED AND SAME PROPERTY RESULTS – YEAR



(dollars and sq. ft. in thousands)

	Summary Consolidated Results [1] For the Year Ended		Summary Same Property Results [2] For the Year Ended	
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Properties (end of period)	71	72	67	67
Total sq. ft. [3]	10,701	11,037	9,971	9,969
Percent leased [4]	94.5%	94.9%	94.2%	94.5%
Rental income [5]	$ 248,549	$ 251,031	$ 227,699	$ 229,996
NOI [6]	$ 150,302	$ 157,291	$ 135,851	$ 142,676
Cash Basis NOI [6]	$ 147,233	$ 153,658	$ 134,064	$ 139,627
NOI % margin [7]	60.5%	62.7%	59.7%	62.0%
Cash Basis NOI % margin [7]	59.9%	62.1%	59.3%	61.5%
NOI % change	(4.4%)	-	(4.8%)	-
Cash Basis NOI % change	(4.2%)	-	(4.0%)	-

(1) Based on properties we owned as of December 31, 2015, excluding properties classified as discontinued operations.
(2) Based on properties we owned as of December 31, 2015 and which we owned continuously since January 1, 2014, excluding properties classified as discontinued operations.
(3) Subject to modest changes when space is re-measured or re-configured for tenants.
(4) Percent leased includes (i) space being fitted out for occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date.
(5) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.
(6) See Exhibit A for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income (loss) determined in accordance with GAAP and see Exhibit B for a calculation and reconciliation of same property NOI and Cash Basis NOI.
(7) NOI margin is defined as NOI as a percentage of rental income. Cash Basis NOI margin is defined as Cash Basis NOI as a percentage of cash basis rental income. Cash basis rental income excludes non-cash straight line rent adjustments as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

OCCUPANCY AND LEASING SUMMARY[1]



(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and for the Three Months Ended				
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014
Properties (end of period)	71	71	71	71	72
Total sq. ft. [2]	10,701	10,701	10,699	10,699	11,037
Percentage leased	94.5%	93.5%	94.3%	94.8%	94.9%
Leasing Activity (sq. ft.):					
Government tenants	191	155	274	8	164
Non-government tenants	14	52	42	75	34
Total	205	207	316	83	198
% Change in GAAP Rent [3]:					
Government tenants	(13.4%)	17.4%	1.7%	(12.1%)	7.8%
Non-government tenants	(7.6%)	0.6%	3.2%	(5.3%)	5.8%
Total	(13.1%)	10.7%	1.9%	(6.3%)	7.5%
Leasing Cost and Concession Commitments [4]:					
Government tenants	$ 11,158	$ 150	$ 4,012	$ 223	$ 2,777
Non-government tenants	182	1,598	1,225	2,022	587
Total	$ 11,340	$ 1,748	$ 5,237	$ 2,245	$ 3,364
Leasing Cost and Concession Commitments per Sq. Ft. [4]:					
Government tenants	$ 58.45	$ 0.96	$ 14.63	$ 27.29	$ 16.94
Non-government tenants	$ 13.06	$ 30.55	$ 29.26	$ 27.03	$ 17.27
Total	$ 55.36	$ 8.43	$ 16.57	$ 27.06	$ 17.00
Weighted Average Lease Term by Sq. Ft. (years):					
Government tenants	6.5	2.4	11.7	5.0	5.6
Non-government tenants	5.1	6.0	6.2	7.8	4.5
Total	6.4	3.3	10.9	7.5	5.4
Leasing Cost and Concession Commitments per Sq. Ft. per Year:					
Government tenants	$ 9.00	$ 0.40	$ 1.26	$ 5.43	$ 3.02
Non-government tenants	$ 2.56	$ 5.10	$ 4.74	$ 3.46	$ 3.82
Total	$ 8.65	$ 2.56	$ 1.52	$ 3.59	$ 3.13

(1) Excludes properties classified as discontinued operations.
(2) Subject to modest changes when space is re-measured or re-configured for tenants.
(3) Percent difference in prior rents charged for same space or, in the case of space acquired vacant, market rental rates for similar space in the building at the date of acquisition. Rents include estimated recurring expense reimbursements paid to us, exclude lease value amortization and are net of lease concessions.
(4) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases entered into during the periods indicated.

LEASING ANALYSIS BY TENANT TYPE[1]



Tenant Type	Sq. Ft. Leased As of 9/30/2015[2]	% of Sq. Ft. Leased as of 9/30/2015[2]	Sq. Ft. During the Three Months Ended 12/31/2015				Sq. Ft. Leased As of 12/31/2015[2]	% of Sq. Ft. Leased as of 12/31/2015[2]
			Leases Expired	Lease Renewals Executed	New Leases Executed	Acquisitions/ Dispositions		
U.S. Government	6,781,817	67.8%	(89,708)	89,708	-	-	6,781,817	67.0%
State Government	2,154,766	21.5%	-	-	-	-	2,154,766	21.3%
United Nations	187,060	1.9%	-	-	-	-	187,060	1.8%
Municipal Government	10,395	0.1%	-	-	101,200	-	111,595	1.1%
Non-government	871,098	8.7%	(5,260)	8,347	5,578	-	879,763	8.8%
	10,005,136	100.0%	(94,968)	98,055	106,778	-	10,115,001	100.0%

(1) Excludes one property (one building) classified as discontinued operations.
(2) Rentable sq. ft. leased is pursuant to leases existing as of the measurement date and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any, as of the measurement date. Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.



TENANT LIST[1]

As of December 31, 2015

Tenant	Rentable Sq. Ft. [2]	% of Total Rentable Sq. Ft. [2]	% of Annualized Rental Income [3]		Tenant	Rentable Sq. Ft. [2]	Rentable Sq. Ft. [2]	Annualized Rental Income [3]
U.S. Government:					**State Government:**			
1 U.S. Customs & Immigration Service	718,169	6.7%	11.6%	1	State of California - six agency occupants	416,852	3.9%	4.2%
2 Internal Revenue Service	1,041,806	9.7%	8.7%	2	Commonwealth of Massachusetts - three agency occupants	307,119	2.9%	4.0%
3 U.S. Government [4]	406,388	3.8%	5.0%	3	Commonwealth of Virginia - seven agency occupants	255,241	2.4%	2.3%
4 Federal Bureau of Investigation	304,257	2.8%	3.5%	4	State of Georgia - Department of Transportation	293,035	2.7%	2.3%
5 Department of Justice	221,701	2.1%	3.1%	5	State of New Jersey - one agency occupant	173,189	1.6%	1.9%
6 Department of Veterans Affairs	295,172	2.8%	2.9%	6	State of Oregon - two agency occupants	199,018	1.9%	1.9%
7 Centers for Disease Control	287,890	2.7%	2.5%	7	State of Washington - Social and Health Services	111,908	1.0%	1.1%
8 Defense Intelligence Agency	266,000	2.5%	2.2%	8	State of Arizona - Northern Arizona University	66,743	0.6%	0.6%
9 Department of Homeland Security	125,153	1.2%	2.0%	9	State of Maryland - two agency occupants	84,674	0.8%	0.5%
10 Social Security Administration	189,645	1.8%	1.9%	10	State of South Carolina - four agency occupants	121,561	0.8%	0.5%
11 National Business Center	212,996	2.0%	1.9%	11	State of Minnesota - Minnesota State Lottery	61,426	1.1%	0.5%
12 National Park Service	166,745	1.6%	1.9%	12	State of New York - Department of Agriculture	64,000	0.6%	0.4%
13 Department of Energy	220,702	2.1%	1.9%		Subtotal State Government	2,154,766	20.1%	20.3%
14 U.S. Courts	115,366	1.1%	1.8%		**The United Nations**	187,060	1.7%	4.5%
15 Natural Resource Center	150,551	1.4%	1.5%		**Municipalities**	111,595	1.0%	1.0%
16 Department of Health and Human Services	128,645	1.2%	1.4%		**146 Non-Government Tenants**	879,763	8.2%	7.2%
17 Drug Enforcement Agency	147,955	1.4%	1.3%		Subtotal Leased Rentable Square Feet	10,115,001	94.5%	100.0%
18 National Archives and Record Administration	352,064	3.3%	1.3%		**Available for Lease**	585,963	5.5%	--
19 Bureau of Land Management	154,280	1.4%	1.1%		Total Rentable Square Feet	10,700,964	100.0%	100.0%
20 Department of State	89,058	0.8%	1.1%					
21 U.S. Postal Service	321,800	3.0%	1.0%					
22 Defense Nuclear Facilities Board	58,931	0.6%	1.0%					
23 Occupational Health and Safety Administration	57,770	0.5%	0.9%					
24 Military Entrance Processing Station	56,931	0.5%	0.8%					
25 Financial Management Service	87,993	0.8%	0.8%					
26 Centers for Medicare and Medicaid Services	78,361	0.7%	0.8%					
27 Department of Housing and Urban Development	88,559	0.8%	0.7%					
28 Environmental Protection Agency	43,232	0.4%	0.6%					
29 Department of the Army	228,108	2.1%	0.6%					
30 Food and Drug Administration	33,398	0.3%	0.4%					
31 Department of Defense	31,030	0.3%	0.3%					
32 Bureau of Prisons	51,138	0.5%	0.3%					
33 Equal Employment Opportunity Commission	19,409	0.2%	0.2%					
34 Small Business Administration	8,575	0.1%	0.1%					
35 Executive Office for Immigration Review	5,500	0.1%	0.1%					
36 Non Government	10,080	0.1%	0.1%					
37 Department of Labor	6,459	0.1%	0.0%					
Subtotal U.S. Government	6,781,817	63.5%	67.0%					

(1) Amounts exclude one property (one building) classified as discontinued operations.
(2) Rentable sq. ft. is pursuant to leases existing as of December 31, 2015, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any. Rentable sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(3) Percentage of annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of December 31, 2015, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.
(4) Agency occupant cannot be disclosed.

LEASE EXPIRATION SCHEDULE[1]



As of December 31, 2015
(dollars and sq. ft. in thousands)

Year [2]	Number of Tenants Expiring	Sq. Ft. Expiring [3]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring [4]	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2016	51	1,133,553	11.2%	11.2%	$ 37,621	15.5%	15.5%
2017	41	892,161	8.8%	20.0%	18,414	7.6%	23.1%
2018	40	1,161,801	11.5%	31.5%	32,085	13.2%	36.3%
2019	33	1,856,044	18.3%	49.8%	46,423	19.1%	55.4%
2020	35	1,324,433	13.1%	62.9%	31,000	12.8%	68.2%
2021	18	880,579	8.7%	71.6%	17,418	7.2%	75.4%
2022	12	694,233	6.9%	78.5%	14,945	6.1%	81.5%
2023	14	549,129	5.4%	83.9%	12,675	5.2%	86.7%
2024	7	664,512	6.6%	90.5%	11,138	4.6%	91.3%
2025 and thereafter	18	958,556	9.5%	100.0%	21,402	8.7%	100.0%
Total	269	10,115,001	100.0%		$ 243,121	100.0%	
Weighted average remaining lease term (in years)		4.7			4.4		

(1) Excludes one property (one building) classified as discontinued operations.
(2) The year of lease expiration is pursuant to current contract terms. Some of our government tenants have the right to vacate their space before the stated expirations of their leases. In addition, certain of our government tenants have the right to terminate their leases if their respective legislature or other funding authority does not appropriate rent in their respective annual budgets.
(3) Sq. ft. is pursuant to leases existing as of December 31, 2015, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any. Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(4) Annualized rental income is calculated using the annualized contractual base rents from our tenants pursuant to our lease agreements as of December 31, 2015, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excludes lease value amortization.

EXHIBITS


CAPITOL
PARK
HOTEL

Capitol Place, Sacramento, CA
Square Feet: 163,840
Primary Tenant: California Dept. of Finance.

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI[1]

EXHIBIT A



(dollars in thousands)

	For the Three Months Ended					For the Year Ended	
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014	12/31/2015	12/31/2014
Calculation of NOI and Cash Basis NOI [2]:							
Rental income [3]	$ 61,685	$ 62,092	$ 62,113	$ 62,659	$ 64,625	$ 248,549	$ 251,031
Operating expenses	(24,981)	(25,210)	(23,865)	(24,191)	(24,077)	(98,247)	(93,740)
Property net operating income (NOI)	36,704	36,882	38,248	38,468	40,548	150,302	157,291
Non-cash straight line rent adjustments included in rental income [3]	(1,159)	(613)	(1,544)	(663)	(1,123)	(3,978)	(4,501)
Lease value amortization included in rental income [3]	293	298	286	278	238	1,155	868
Non-cash amortization included in other operating expenses [4]	(121)	(125)	-	-	-	(246)	-
Cash Basis NOI	$ 35,717	$ 36,442	$ 36,990	$ 38,083	$ 39,663	$ 147,233	$ 153,658
Reconciliation of NOI and Cash Basis NOI to Net Income (Loss):							
Cash Basis NOI	$ 35,717	$ 36,442	$ 36,990	$ 38,083	$ 39,663	$ 147,233	$ 153,658
Non-cash straight line rent adjustments included in rental income	1,159	613	1,544	663	1,123	3,978	4,501
Lease value amortization included in rental income	(293)	(298)	(286)	(278)	(238)	(1,155)	(868)
Non-cash amortization included in other operating expenses [4]	121	125	-	-	-	246	-
NOI	36,704	36,882	38,248	38,468	40,548	150,302	157,291
Depreciation and amortization	(17,021)	(17,161)	(17,299)	(17,215)	(17,339)	(68,696)	(66,593)
Loss on impairment of real estate	-	-	-	-	(400)	-	(2,016)
Acquisition related costs	(352)	(270)	(183)	(6)	(54)	(811)	(1,344)
General and administrative	(3,395)	(3,714)	(3,713)	(4,004)	(4,272)	(14,826)	(15,809)
Operating income	15,936	15,737	17,053	17,243	18,483	65,969	71,529
Dividend income	811	-	-	-	-	811	-
Interest income	-	2	-	12	1	14	69
Interest expense	(9,114)	(9,137)	(9,455)	(9,302)	(9,518)	(37,008)	(28,048)
Gain (loss) on early extinguishment of debt	-	34	-	-	(766)	34	(1,307)
Loss on distribution to common shareholders of RMR common stock [5]	(12,368)	-	-	-	-	(12,368)	-
Loss on issuance of shares by SIR	-	(21)	(1,353)	(40,771)	(14)	(42,145)	(53)
Loss on impairment of SIR investment	-	-	(203,297)	-	-	(203,297)	-
Income tax (expense) benefit	(37)	13	(32)	(30)	13	(86)	(117)
Equity in earnings (losses) of investees	2,568	10,294	6,094	(316)	6,032	18,640	10,963
Income (loss) from continuing operations	(2,204)	16,922	(190,990)	(33,164)	14,231	(209,436)	53,036
Income (loss) from discontinued operations	(135)	(11)	(173)	(206)	(117)	(525)	3,498
Net income (loss)	$ (2,339)	$ 16,911	$ (191,163)	$ (33,370)	$ 14,114	$ (209,961)	$ 56,534

(1) Please see Exhibit E for a definition of NOI and Cash Basis NOI and reasons why management believes the presentation of these measures provides useful information to investors and any additional purposes for which management uses NOI and Cash Basis NOI.

(2) Excludes properties classified as discontinued operations.

(3) We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

(4) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035, the then 20 year life of the property management agreement with the operating subsidiary of RMR, as a reduction to property management fees, which are included in other operating expenses.

(5) Amounts represent a non-cash loss recorded as a result of the closing price of RMR common stock being lower than GOV's carrying amount per share on the day RMR common stock was distributed to GOV's shareholders.

CALCULATION OF SAME PROPERTY NOI AND CASH BASIS NOI[1]

EXHIBIT B



(dollars in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Reconciliation of Consolidated NOI to Same Property NOI: [2] [5] [6]				
Rental income	$ 61,685	$ 64,625	$ 248,549	$ 251,031
Operating expenses	(24,981)	(24,077)	(98,247)	(93,740)
Consolidated NOI	36,704	40,548	150,302	157,291
Less: NOI of properties not included in same property results	-	(1,588)	(14,451)	(14,615)
Same property NOI	$ 36,704	$ 38,960	$ 135,851	$ 142,676
Calculation of Same Property Cash Basis NOI: [5] [6]				
Same Property NOI	$ 36,704	$ 38,960	$ 135,851	$ 142,676
Add: Lease value amortization included in rental income [3]	293	238	997	829
Less: Non-cash straight line rent adjustments included in rental income [3]	(1,159)	(1,123)	(2,558)	(3,878)
Non-cash amortization included in other operating expenses [4]	(121)	-	(226)	-
Same property cash basis NOI	$ 35,717	$ 38,075	$ 134,064	$ 139,627

(1) Please see Exhibit E for a definition of NOI and Cash Basis NOI and reasons why management believes the presentation of these measures provides useful information to investors and any additional purposes for which management uses NOI and Cash Basis NOI.

(2) Excludes properties classified as discontinued operations.

(3) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities and lease termination fees, if any.

(4) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035, the then 20 year life of our property management agreement with the operating subsidiary of RMR, as a reduction to property management fees, which are included in other operating expenses.

(5) For the three months ended December 31, 2015, based on properties we owned as of December 31, 2015, and which it owned continuously since October 1, 2014, excluding properties classified as discontinued operations.

(6) For the year ended December 31, 2015 , based on properties we owned as of December 31, 2015, and which it owned continuously since January 1, 2015, excluding properties classified as discontinued operations.

CALCULATION OF EBITDA AND ADJUSTED EBITDA[1]

EXHIBIT C



(dollars in thousands)

	For the Three Months Ended					For the Year Ended	
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014	12/31/2015	12/31/2014
Net income (loss)	$ (2,339)	$ 16,911	$ (191,163)	$ (33,370)	$ 14,114	$ (209,961)	$ 56,534
Add: Interest expense	9,114	9,137	9,455	9,302	9,518	37,008	28,048
Income tax expense	37	-	32	30	-	99	117
Depreciation and amortization	17,021	17,161	17,299	17,215	17,339	68,696	66,593
Less: Income tax benefit	-	(13)	-	-	(13)	(13)	-
EBITDA	23,833	43,196	(164,377)	(6,823)	40,958	(104,171)	151,292
Add: Acquisition related costs	352	270	183	6	54	811	1,344
General and administrative expense paid in common shares [2]	145	227	466	507	461	1,345	2,181
Loss on impairment of real estate	-	-	-	-	400	-	2,016
Loss on early extinguishment of debt	-	-	-	-	766	-	1,307
Loss on distribution to common shareholders of RMR common stock [3]	12,368	-	-	-	-	12,368	-
Loss on issuance of shares by SIR	-	21	1,353	40,771	14	42,145	53
Loss on impairment of SIR investment	-	-	203,297	-	-	203,297	-
Dividends received from SIR	12,459	12,459	8,582	13,530	10,320	47,030	20,640
Equity in loss of SIR	-	-	-	388	-	388	-
Less: Increase in carrying value of asset held for sale	-	-	-	-	-	-	(2,344)
Gain on early extinguishment of debt	-	(34)	-	-	-	(34)	-
Equity in earnings of SIR	(2,618)	(10,318)	(6,072)	-	(6,004)	(19,008)	(10,876)
Net gain on sale of properties from discontinued operations	-	-	-	-	-	-	(774)
Adjusted EBITDA	$ 46,539	$ 45,821	$ 43,432	$ 48,379	$ 46,969	$ 184,171	$ 164,839

(1) Please see Exhibit E for a definition of EBITDA and Adjusted EBITDA and reasons why management believes the presentation of these measures provides useful information to investors. Adjustments were made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

(2) Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation for our trustees, officers and certain other employees of RMR LLC. Beginning June 1, 2015, all business management fees are paid in cash.

(3) Amounts represents a non-cash loss recorded as a result of the closing price of RMR common stock being lower than GOV's carrying amount per share on the day RMR common stock was distributed to GOV's shareholders.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO[1]   EXHIBIT D



(amounts in thousands, except per share data)

	For the Three Months Ended					For the Year Ended	
	12/31/2015	9/30/2015	6/30/2015	3/31/2015	12/31/2014	12/31/2015	12/31/2014
Net income (loss)	$ (2,339)	$ 16,911	$ (191,163)	$ (33,370)	$ 14,114	$ (209,961)	$ 56,534
Add: Depreciation and amortization	17,021	17,161	17,299	17,215	17,339	68,696	66,593
Loss on impairment of real estate	-	-	-	-	400	-	2,016
FFO attributable to SIR investment	12,144	17,780	17,287	8,894	13,447	56,105	24,677
Equity in loss of SIR	-	-	-	388	-	388	-
Less: Equity in earnings of SIR	(2,618)	(10,318)	(6,072)	-	(6,004)	(19,008)	(10,876)
Increase in carrying value of asset held for sale	-	-	-	-	-	-	(2,344)
Net gain on sale of properties from discontinued operations	-	-	-	-	-	-	(774)
FFO	24,208	41,534	(162,649)	(6,873)	39,296	(103,780)	135,826
Add: Acquisition related costs	352	270	183	6	54	811	1,344
Loss on early extinguishment of debt	-	-	-	-	766	-	1,307
Loss on distribution to common shareholders of RMR common stock [2]	12,368	-	-	-	-	12,368	-
Loss on issuance of shares by SIR	-	21	1,353	40,771	14	42,145	53
Loss on impairment of SIR investment	-	-	203,297	-	-	203,297	-
Normalized FFO attributable to SIR investment	18,835	17,892	17,506	15,779	14,024	70,012	26,898
Less: FFO attributable to SIR investment	(12,144)	(17,780)	(17,287)	(8,894)	(13,447)	(56,105)	(24,677)
Gain on early extinguishment of debt	-	(34)	-	-	-	(34)	-
Normalized FFO	$ 43,619	$ 41,903	$ 42,403	$ 40,789	$ 40,707	$ 168,714	$ 140,751
Weighted average common shares outstanding (basic)	71,030	71,004	70,485	70,266	70,254	70,700	61,313
Weighted average common shares outstanding (diluted)	71,030	71,021	70,485	70,266	70,343	70,700	61,399
Per common share amounts:							
Net income (loss) per common share (basic and diluted)	$ (0.03)	$ 0.24	$ (2.71)	$ (0.47)	$ 0.20	$ (2.97)	$ 0.92
FFO per common share (basic)	$ 0.34	$ 0.58	$ (2.31)	$ (0.10)	$ 0.56	$ (1.47)	$ 2.22
FFO per common share (diluted)	$ 0.34	$ 0.58	$ (2.31)	$ (0.10)	$ 0.56	$ (1.47)	$ 2.21
Normalized FFO per common share (basic)	$ 0.61	$ 0.59	$ 0.60	$ 0.58	$ 0.58	$ 2.39	$ 2.30
Normalized FFO per common share (diluted)	$ 0.61	$ 0.59	$ 0.60	$ 0.58	$ 0.58	$ 2.39	$ 2.29

(1) Please see Exhibit E for a definition of FFO and Normalized FFO and reasons why management believes the presentation of these measures provides useful information to investors and any additional purposes for which management uses FFO and Normalized FFO.

(2) Amounts represents a non-cash loss recorded as a result of the closing price of RMR common stock being lower than GOV's carrying amount per share on the day RMR common stock was distributed to GOV's shareholders.

NON-GAAP FINANCIAL MEASURES DEFINITIONS

EXHIBIT E



Definition of NOI and Cash Basis NOI

We calculate NOI and Cash Basis NOI as shown in Exhibit A. The calculations of NOI and Cash Basis NOI exclude certain components of net income (loss) in order to provide results that are more closely related to our property level results of operations. We define NOI as income from our rental of real estate   less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI excluding non-cash straight line rent adjustments, lease value amortization and non-cash amortization included in other operating expenses. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income (loss) because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are generated and incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income (loss), operating income or cash flow from operating activities determined in accordance with GAAP or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income (loss), operating income and cash flow from operating activities as presented in our Consolidated Statements of Comprehensive Income (Loss) and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

Definition of EBITDA and Adjusted EBITDA

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit C. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income (loss), operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered alternatives to net income (loss), operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income (loss), operating income and cash flow from operating activities as presented in our Consolidated Statements of Comprehensive Income (Loss) and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

Definition of FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown in Exhibit D. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income (loss), calculated in accordance with GAAP, plus real estate depreciation and amortization and the difference between FFO attributable to an equity investment and equity in earnings (losses) of an equity investee but excluding impairment charges on real estate assets, carrying value adjustments of real estate assets held for sale, any gain or loss on sale of properties, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include the difference between FFO and Normalized FFO attributable to our equity investment in SIR, we include estimated business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP and we exclude acquisition related costs, gains or losses on early extinguishment of debt, loss on impairment of SIR investment, losses on issuance of shares by SIR and loss on distribution to common shareholders of RMR common stock. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income (loss), operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our qualification for taxation as a REIT, limitations in our credit agreement and public debt covenants, the availability to us of debt and equity capital, our expectation of our future capital requirements and operating performance, our receipt of distributions from SIR and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income (loss), operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income (loss), operating income and cash flow from operating activities as presented in our Consolidated Statements of Comprehensive Income (Loss) and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

PROPERTY DETAIL[1]
(sorted by location)

EXHIBIT F



As of December 31, 2015
(dollars in thousands)

	Property Location		No. of Buildings	Primary Tenant Type	Rentable Sq. Ft.	% Leased	Annualized Rental Income[2]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired[3]	Weighted Average Year Built or Substantially Renovated[4]
1	131 Clayton Street	Montgomery, AL	1	Federal	57,815	100.0%	$ 1,431	$ 10,020	$ 8,997	6/22/2011	2007
2	4344 Carmichael Road	Montgomery, AL	1	Federal	49,370	100.0%	1,508	13,032	12,449	12/17/2013	2009
3	15451 North 28th Avenue	Phoenix, AZ	1	State	66,743	100.0%	1,403	9,361	9,114	9/10/2014	2013
4	711 14th Avenue	Safford, AZ	1	Federal	36,139	94.4%	912	12,357	10,737	6/16/2010	1992
5	5045 East Butler Street	Fresno, CA	1	Federal	531,976	100.0%	8,384	68,452	48,013	8/29/2002	1971
6	10949 N. Mather Boulevard	Rancho Cordova, CA	1	State	93,807	100.0%	2,609	17,485	16,568	10/30/2013	2012
7	9800 Goethe Road	Sacramento, CA	1	State	110,500	100.0%	2,102	15,304	13,019	12/23/2009	1993
8	9815 Goethe Road	Sacramento, CA	1	State	87,863	100.0%	1,953	12,438	11,281	9/14/2011	1992
9	Capitol Place	Sacramento, CA	1	State	163,840	95.9%	4,558	42,344	36,405	12/17/2009	1988
10	4181 Ruffin Road	San Diego, CA	1	Federal	141,634	83.0%	2,972	19,535	17,355	7/16/2010	1981
11	4560 Viewridge Road	San Diego, CA	1	Federal	147,955	100.0%	3,256	23,542	14,383	3/31/1997	1996
12	Sky Park Centre	San Diego, CA	1	Federal	43,918	70.7%	839	7,740	5,868	6/24/2002	1986
13	Turning Basin Business Park	Stockton, CA	1	Federal	22,012	100.0%	972	6,033	5,566	7/20/2012	2012
14	16194 West 45th Street	Golden, CO	1	Federal	43,232	100.0%	1,552	7,102	4,176	3/31/1997	1997
15	12795 West Alameda Parkway	Lakewood, CO	1	Federal	166,745	100.0%	4,547	27,462	23,787	1/15/2010	1988
16	Corporate Center	Lakewood, CO	3	Federal	212,996	100.0%	4,582	34,273	24,519	10/11/2002	1996
17	20 Massachusetts Avenue	Washington, DC	1	Federal	340,119	100.0%	17,459	84,493	54,958	3/31/1997	1996
18	625 Indiana Avenue	Washington, DC	1	Federal	159,695	95.1%	7,415	56,811	52,662	8/17/2010	1989
19	7850 Southwest 6th Court	Plantation, FL	1	Federal	135,819	100.0%	4,845	35,775	32,156	5/12/2011	1999
20	8900 Grand Oak Circle	Tampa, FL	1	Federal	67,916	100.0%	1,870	13,042	11,479	10/15/2010	2008
21	181 Spring Street NW	Atlanta, GA	1	Federal	90,688	100.0%	3,675	24,064	22,355	7/25/2012	2007
22	Corporate Square	Atlanta, GA	5	Federal	352,876	81.6%	6,065	38,679	29,404	7/16/2004	1967
23	Executive Park	Atlanta, GA	1	Non-Govt	125,788	100.0%	1,630	17,220	13,391	7/16/2004	1972
24	One Georgia Center	Atlanta, GA	1	State	375,952	90.4%	6,536	38,414	35,394	9/30/2011	2008
25	4712 Southpark Boulevard	Ellenwood, GA	1	Federal	352,064	100.0%	3,040	21,032	19,355	7/25/2012	2005
26	220 E. Bryan Street	Savannah, GA	1	Vacant	35,228	0.0%	-	3,346	3,072	7/16/2010	1990
27	South Vinnell Way	Boise, ID	3	Federal	180,952	100.0%	4,655	32,889	30,419	9/11/2012	1997
28	2020 S. Arlington Heights	Arlington Heights, IL	1	Federal	57,770	100.0%	2,080	15,525	13,348	12/29/2009	1988
29	Intech Park	Indianapolis, IN	3	Federal	433,924	85.8%	9,370	75,673	68,012	10/14/2011	2003
30	400 State Street	Kansas City, KS	1	Federal	170,817	90.8%	2,556	13,605	11,916	6/16/2010	1971
31	7125 Industrial Road	Florence, KY	1	Federal	167,939	100.0%	2,533	13,431	12,551	12/31/2012	2002
32	251 Causeway Street	Boston, MA	1	State	132,876	100.0%	4,012	23,377	21,000	8/17/2010	1988
33	75 Pleasant Street	Malden, MA	1	State	125,521	100.0%	4,964	32,254	27,889	5/24/2010	2008
34	25 Newport Avenue	Quincy, MA	1	State	92,549	100.0%	2,324	12,472	11,299	2/16/2011	2009
35	One Montvale Avenue	Stoneham, MA	1	Federal	97,777	94.1%	2,347	13,914	12,322	6/16/2010	1987
36	4201 Patterson Avenue	Baltimore, MD	1	State	84,674	100.0%	1,298	12,336	8,633	10/15/1998	1989
37	20400 Century Boulevard	Germantown, MD	1	Federal	80,550	100.0%	1,729	12,694	7,929	3/31/1997	1995
38	3300 75th Avenue	Landover, MD	1	Federal	266,000	100.0%	5,256	40,964	35,600	2/26/2010	2004
39	1401 Rockville Pike	Rockville, MD	1	Municipal	190,044	81.7%	3,887	39,827	25,735	2/2/1998	1986
40	2115 East Jefferson Street	Rockville, MD	1	Federal	128,645	100.0%	3,332	14,707	14,056	8/27/2013	2003

See notes on page 35.

PROPERTY DETAIL[1]
(sorted by location)

EXHIBIT F



As of December 31, 2015
(dollars in thousands)

	Property Location		No. of Buildings	Primary Tenant Type	Rentable Sq. Ft.	% Leased	Annualized Rental Income[2]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired[3]	Weighted Average Year Built or Substantially Renovated[4]
41	Rutherford Business Park	Windsor Mill, MD	1	Federal	80,398	100.0%	$ 1,868	$ 11,825	$ 11,035	11/16/2012	2011
42	Meadows Business Park	Woodlawn, MD	2	Federal	182,561	76.2%	2,977	25,505	22,842	2/15/2011	1996
43	11411 E. Jefferson Avenue	Detroit, MI	1	Federal	55,966	100.0%	2,718	18,644	16,094	4/23/2010	2009
44	330 South Second Avenue	Minneapolis, MN	1	Non-Govt	193,556	75.9%	2,688	31,244	27,866	7/16/2010	2013
45	Rosedale Corporate Plaza	Roseville, MN	1	State	61,426	100.0%	1,126	8,161	5,513	12/1/1999	1987
46	1300 Summit Street	Kansas City, MO	1	Federal	86,739	100.0%	2,068	15,083	14,090	9/27/2012	1998
47	4241-4300 NE 34th Street	Kansas City, MO	1	Federal	98,073	100.0%	2,059	10,369	6,932	3/31/1997	1995
48	1220 Echelon Parkway	Jackson, MS	1	Federal	109,819	100.0%	3,774	25,946	23,766	7/25/2012	2009
49	10-12 Celina Avenue	Nashua, NH	1	Federal	321,800	100.0%	2,346	17,423	15,154	8/31/2009	1997
50	50 West State Street	Trenton, NJ	1	State	266,995	85.8%	6,261	44,550	39,650	12/30/2010	1989
51	435 Montano Boulevard	Albuquerque, NM	1	Vacant	29,045	0.0%	-	2,418	2,190	7/16/2010	1986
52	138 Delaware Avenue	Buffalo, NY	1	Federal	121,711	100.0%	2,919	28,284	18,729	3/31/1997	2013
53	Airline Corporate Center	Colonie, NY	1	State	64,000	100.0%	1,054	7,190	6,630	6/22/2012	2004
54	5000 Corporate Court	Holtsville, NY	1	Federal	264,482	84.9%	5,885	26,011	23,978	8/31/2011	2000
55	305 East 46th Street	New York, NY	1	United Nations	187,060	100.0%	11,031	105,814	98,123	5/27/2011	2008
56	4600 25th Avenue	Salem, OR	1	State	233,358	97.8%	5,093	28,552	26,089	12/20/2011	2007
57	Synergy Business Park	Columbia, SC	3	State	180,703	89.0%	2,060	16,834	14,334	5/10/2006;9/17/2010	1984
58	One Memphis Place	Memphis, TN	1	Federal	204,694	77.6%	3,111	8,734	7,805	9/17/2010	1985
59	701 Clay Road	Waco, TX	1	Federal	137,782	100.0%	2,192	12,895	8,525	12/23/1997	1997
60	Enterchange at Meadowville	Chester, VA	1	Federal	228,108	100.0%	1,519	11,307	10,740	8/28/2013	2011
61	3920 Pender Drive	Fairfax, VA	1	Federal	83,130	100.0%	2,440	15,815	15,252	3/21/2014	2011
62	Pender Business Park	Fairfax, VA	4	State	171,061	99.5%	4,227	24,096	22,910	11/4/2013	2000
63	1759 & 1760 Business Center Drive	Reston, VA	2	Federal	406,388	100.0%	12,136	88,523	85,405	5/28/2014	1996
64	9960 Mayland Drive	Richmond, VA	1	State	173,932	94.4%	3,338	19,117	18,484	5/20/2014	1994
65	Aquia Commerce Center	Stafford, VA	2	Federal	64,488	100.0%	1,643	9,748	8,884	6/22/2011	1998
66	65 Bowdoin Street	S. Burlington, VT	1	Federal	26,609	100.0%	1,108	9,236	8,013	4/9/2010	2009
67	840 North Broadway	Everett, WA	2	State	111,908	100.0%	2,664	19,947	18,575	6/28/2012	1988
68	Stevens Center	Richland, WA	2	Federal	140,152	100.0%	2,817	21,851	13,670	3/31/1997	1995
69	11050 West Liberty Drive	Milwaukee, WI	1	Federal	29,297	100.0%	1,013	5,616	5,055	6/9/2011	2006
70	2029 Stonewall Jackson Drive	Falling Waters, WV	1	Federal	40,348	100.0%	775	5,056	3,156	3/31/1997	1993
71	5353 Yellowstone Road	Cheyenne, WY	1	Federal	122,647	100.0%	1,756	10,663	6,665	3/31/1997	1995
			91		10,700,964	94.5%	243,121	1,699,478	1,443,324		1995

(1) Excludes one property (one building) classified as discontinued operations.
(2) Annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of December 31, 2015, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.
(3) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in June 2009 as part of our initial public offering.
(4) Weighted based on square feet.